Exhibit 99.2

Item 7.                Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introductory Note

The information contained in this Item has been updated for the changes to our reportable segments. This Item has not been updated for any other changes since the filing of the 2014 Annual Report on Form 10-K (“2014 Form 10-K”). For developments subsequent to the filing of the 2014 Form 10-K, refer to our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015. As a result of changes in the structure of our internal organization during 2015 that caused the composition of our reportable segments to change, we have retrospectively revised financial information for 2013 and 2014. We have revised management’s discussion and analysis which was included in our Annual Report on Form 10-K of Higher One Holdings, Inc. filed on March 6, 2015, to include discussion of these new reportable segments.

Segments

As a result of changes instituted by our chief operating decision maker in 2015, including the type of financial information being reviewed on a regular basis and the way in which resource allocation decisions are made, we began to disclose three reportable segments during 2015: Disbursements, Payments and Data Analytics. Each of the reportable segments are organized according to the type of service that each offers to our target markets – higher education institutions and their students. Each of our reportable segments is also an operating segment and a reporting unit.  The Disbursements segment includes our Refund Management® disbursement service, which is offered to higher education institution clients, and the OneAccount, an FDIC-insured online checking account that is offered to students, as well as faculty, staff and alumni. The Payments segment includes our CASHNet® payment processing suite and our Campus Solutions suite, both of which enable higher education institutions to accept online payments, automate certain billing and processing functions and offer tuition payment plans.  The Data Analytics segment offers our Campus Labs analytics solutions suite for assessment in higher education, which combine data collection, reporting, organization and campus-wide integration.

Results of Operations for the Years Ended December 31, 2014 and 2013

The following tables summarize key components of our results of operations for the periods indicated, both in thousands of dollars and as a percentage of revenue:

	Year Ended December 31,		Change from prior period
	2014	2013	2014	2014
	(in thousands of dollars)		(in thousands of dollars)	(percentage)
Revenue:
Account revenue	$131,053	$135,847	$(4,794)	(3.5%)
Payment transaction revenue	58,231	41,109	17,122	41.7%
Higher education institution revenue	38,667	33,155	5,512	16.6%
Other revenue	910	1,012	(102)	(10.1%)
Gross revenue	228,861	211,123	17,738	8.4%
Less: Allowance for customer restitution	(8,750)	–	(8,750)	100.0%
Revenue	220,111	211,123	8,988	4.3%
Cost of revenue	102,389	88,824	13,565	15.3%
Gross margin	117,722	122,299	(4,577)	(3.7%)
Operating expenses:
General and administrative	65,292	58,555	6,737	11.5%
Product development	7,194	9,305	(2,111)	(22.7%)
Sales and marketing	18,098	17,058	1,040	6.1%
Litigation settlement and related costs	–	16,320	(16,320)	(100.0%)
Merger and acquisition related (income) expenses, net	–	(4,791)	4,791	(100.0%)
Total operating expenses	90,584	96,447	(5,863)	(6.1%)
Income from operations	27,138	25,852	1,286	5.0%
Interest income	92	88	4	4.5%
Interest expense	(3,266)	(3,082)	(184)	6.0%
Other income	678	622	56	9.0%
Net income before income taxes	24,642	23,480	1,162	4.9%
Income tax expense	9,675	9,352	323	3.5%
Net income	$14,967	$14,128	$839	5.9%

	Year Ended December 31,
	2014	2013

Revenue:
Account revenue	59.5%	64.3%
Payment transaction revenue	26.5%	19.5%
Higher education institution revenue	17.6%	15.7%
Other revenue	0.4%	0.5%
Gross revenue	104.0%	100.0%
Less: Allowance for customer restitution	(4.0%)	0.0%
Revenue	100.0%	100.0%
Cost of revenue	46.5%	42.1%
Gross margin	53.5%	57.9%
Operating expenses:
General and administrative	29.7%	27.7%
Product development	3.3%	4.4%
Sales and marketing	8.2%	8.1%
Litigation settlement and related costs	0.0%	7.7%
Merger and acquisition related (income) expenses, net	0.0%	(2.3%)
Total operating expenses	41.2%	45.7%
Income from operations	12.3%	12.2%
Interest income	0.0%	0.0%
Interest expense	(1.5%)	(1.5%)
Other income	0.3%	0.3%
Net income before income taxes	11.2%	11.1%
Income tax expense	4.4%	4.4%
Net income	6.8%	6.7%

	Year Ended December 31,
	(unaudited)
	2014	2013	$ Change	% Change	2014 % of Gross Revenue	2013 % of Gross Revenue
Revenue	(in thousands)
Disbursements	$136,720	$140,893	$(4,173)	(3.0%)	59.7%	66.7%
Payments	77,693	59,073	18,620	31.5%	33.9%	28.0%
Data Analytics	14,448	11,157	3,291	29.5%	6.3%	5.3%
Gross revenue	$228,861	$211,123	$17,738	8.4%	100.0%	100.0%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue

Disbursements

The decrease in disbursements gross revenue during the year ended December 31, 2014 was primarily due to a decrease in account revenue. The decrease in account revenue was primarily due to a decrease in amounts spent from OneAccounts, which had the effect of reducing both interchange and service fee revenue when compared to the same period in the prior year. There was an approximate 2% decrease in the total dollars deposited into OneAccounts compared to the same period in the prior year, which led to an approximate 2% decrease in amounts spent from OneAccounts. The amounts deposited and spent from OneAccounts typically move by similar amounts, but may vary by several percentage points from one reporting period to the next depending on specific deposit and spending behavior. The decrease in dollars deposited into OneAccounts was the result of fewer financial aid refunds being deposited to OneAccounts, partially offset by an increase in the amount of non-financial aid deposits made into OneAccounts. We experienced an approximate 16% increase in amounts deposited to OneAccounts from non-refund sources, including payroll direct deposit, Reload @ the Register® and "Cash In" with MoneyPak® deposit options and EasyDepositSM mobile check deposits. Deposits from non-financial aid refund sources constituted approximately 15% of all deposits made to OneAccounts during the year ended December 31, 2014, an increase from 13% during the comparable prior year period.

In addition, our service fee revenue decreased as a result of a change we made to our account fee schedule during the second half of 2013, including the removal of a fee assessed to customers that had not repaid an overdraft balance within an allotted time period. The removal of this fee was partially offset by increases in amounts earned from other fees.

The higher education revenue associated with our Refund Management disbursement services was $5.1 million during each of the years ended December 31, 2014 and 2013.

Allowance for Customer Restitution

As further described in “Note 16 – Commitments and Contingencies” to our consolidated financial statements and the “Regulatory Matters” section within “Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview,” we recorded a liability of $8.75 million during the year ended December 31, 2014, which is shown as a reduction of revenue on our consolidated statement of operations, related to the potential requirement to provide restitution to certain OneAccount customers.

Payments Revenue

The increase in payments revenue was due to higher payment transaction revenue, during the year ended December 31, 2014. The majority of the increase in payment transaction revenue was due to the higher volume of transactions processed through the SmartPay payment module during the year ended December 31, 2014, which led to increases in payment transaction revenue. In total, payment transaction revenue associated with our CASHNet Payment Processing services, including SmartPay, increased to $41.2 million during the year ended December 31, 2014, from $30.8 million during the comparable prior year period. The increase in payment transaction volume is primarily due to the introduction of Visa as a payment method for SmartPay. In addition, approximately $2.3 million of the increase in payment transaction revenue was due to higher education institution clients that began utilizing the SmartPay payment module after December 31, 2013.

The Campus Solutions business contributed approximately $17.0 million of payment transaction revenue during the year ended December 31, 2014, an increase of $6.7 million compared to the comparable prior year period. The increase in revenue from the Campus Solutions business is primarily related to the inclusion of a full twelve months of activity in the current year period, compared to less than eight months of activity in the comparable prior year period.

The higher education revenue associated with our CASHNet payment processing services increased to $16.6 million during the year ended December 31, 2014, from $14.9 million in the comparable prior year period. The increase in CASHNet subscription revenue for our payment processing products is due to a combination of new client sales, as well as additional sales to existing schools. The higher education revenue associated with Campus Solutions increased to $2.5 million during the year ended December 31, 2014, from $2.0 million in the comparable prior year period.

Data Analytics Revenue

The revenue associated with data analytics increased to $14.4 million during the year ended December 31, 2014, compared to $11.2 million during the comparable prior year period.  Approximately $1.1 million of the increase in revenue was due to acquisition-related fair value adjustments to deferred revenue, which reduced revenue during the year ended December 31, 2013. The remaining increase in revenue is due to year-over-year increases in higher education institution client billings.

Cost of Revenue

During the year ended December 31, 2014, our gross margin percentage decreased to 53.5%, largely as a result of the allowance for customer restitution described above. Excluding the impact of the allowance for customer restitution, our non-GAAP gross margin percentage would have been 55.3% during the year ended December 31, 2014, compared to 57.9% in the comparable prior year period.

While revenue associated with OneAccounts decreased as described above, our overall cost of revenue to support our disbursements business increased to $61.6 million during the year ended December 31, 2014, from $57.4 million in the comparable prior year period. The increase in our cost of revenue is primarily due to higher costs related to providing protection on unauthorized purchases from OneAccounts, which costs could continue to be higher in 2015. Costs associated with the student banking options that were offered by Campus Solutions decreased from $3.3 million during the year ended December 31, 2013, to $1.2 million during the year ended December 31, 2014.

Our costs to support the payments line of business increased to approximately $37.9 million during the year ended December 31, 2014, from $26.3 million in the comparable prior year period. The increase in costs is a combination of the inclusion of a full year of activity for Campus Solutions in 2014, compared to less than eight months of activity during the year ended December 31, 2013, and costs to support the growth of SmartPay transaction volume.  Approximately $1.8 million of cost of revenue during the year ended December 31, 2014, and $1.1 million of the increase in cost of revenue compared to the prior year period, is due to acquisition-related amortization of intangible assets.

Our costs to support the data analytics business was $1.7 million during the year ended December 31, 2014, a decrease from $1.8 million during the comparable prior year period. Approximately $1.0 million of costs in both the current and prior year period is due to acquisition-related amortization of intangible assets.

General and Administrative Expense

The increase in general and administrative expenses is primarily attributable to the following three factors: (i) our personnel costs increased compared to the year ended December 31, 2013, a portion of which is due to employees added from the acquisition of the Campus Solutions business, (ii) higher professional fees related to additional compliance and regulatory related activities, and, to a lesser extent, (iii) increases in depreciation and amortization.

Product Development Expense

The decrease in product development expense is primarily attributable to an increase, in 2014, of internal costs which are capitalized rather than expensed. These costs are related to internal use software development projects that have advanced beyond the preliminary project stage and have met the criteria for capitalization under U.S. GAAP. Total capitalized costs for internal use software development projects increased to $5.3 million during the year ended December 31, 2014 from $2.7 million in the comparable prior year period.

Sales and Marketing Expense

The increase in sales and marketing expense was primarily due to increased amortization expense of $1.0 million related to acquired intangible assets associated with the acquisition of the Campus Solutions business.

Litigation Settlement and Related Costs

During the year ended December 31, 2013, we recorded an accrual for an estimated charge of $16.3 million. This accrual reflected our estimate of the costs of resolution, inclusive of additional legal and other administrative costs, of a settlement, which was preliminary at the time, which would resolve the class action litigation that was filed against us in 2012. In February 2014, we executed a settlement agreement, the terms of which included a payment of $15.0 million to a settlement fund, an agreement to pay the cost of notice to the class, and an agreement to make and/or maintain certain practice changes. We made the payment of $15.0 million to the settlement fund in February 2014. The court approved the settlement in January 2015, at which time it became final and binding.

Merger and Acquisition Related

Our merger and acquisition related expenses during the year ended December 31, 2013 included professional fees associated with the acquisitions of the Campus Labs and Campus Solutions businesses and a fair value adjustment to the contingent consideration component of the purchase price of the Campus Labs acquisition from August 2012 which resulted in a net reduction in operating expenses. During the year ended December 31, 2013, we recorded an adjustment of $5.8 million as a result of a change in the fair value of the contingent consideration liability. There were no such costs during the year ended December 31, 2014.

Interest Expense

Our interest expense increased compared to the prior period primarily due to an increase in the average interest rate in effect during the year ended December 31, 2014, compared to the prior year. The average interest rate during the year ended December 31, 2014 was 2.4%, an increase from 2.3% for the year ended December 31, 2013. The average amount outstanding on our Credit Facility was $94.4 million during the year ended December 31, 2014, compared to an average of $94.3 million during the year ended December 31, 2013.

Income Tax Expense

The increase in income tax expense was primarily due to the increase in net income before taxes. The effective tax rates for the year ended December 31, 2014 and 2013 were 39.3% and 39.8%, respectively.